Exhibit 99.1

Date: April 25, 2014

To: All Canadian Securities Regulatory Authorities

Subject: Just Energy Group Inc.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 23, 2014
Record Date for Voting (if applicable) :	May 23, 2014
Beneficial Ownership Determination Date :	May 23, 2014
Meeting Date :	June 26, 2014
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	48213W101	CA48213W1014

Sincerely,

Computershare
Agent for Just Energy Group Inc.